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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/05/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scout Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street ,12th Floor, Suite 1206
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Bleich 212-906-0839
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co., PC
(Name - if individual, state last, first, middle name)

855 Valley Road (Address) Clifton (City) New Jersey (State) 07013 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Bleich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scout Trading, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.



Signature

MANAGING MEMBER

Title

RUSSELL J. STENSLAND
Notary Public, State of New York
No. 01ST6145556
Qualified in Richmond County
Term Expires May 8, 2010

Notary Public



This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scout Trading, LLC

Report Pursuant to Rule 17a-5

Financial Statements

For the Period from Inception

[February 5, 2009] to December 31, 2009

Scout Trading, LLC

Report Pursuant to Rule 17a-5

Index to Financial Statements

For the Period from Inception [February 5, 2009] to December 31, 2009

Page

Trusted Advisors for Over 50 Years



SAX MACY FROMM & CO., PC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors of
Scout Trading, LLC:

We have audited the accompanying statement of financial condition of **Scout Trading, LLC** as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scout Trading, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 12, 2010

855 VALLEY ROAD ▪ CLIFTON, NJ 07013 ▪ TEL (973) 472-6250 ▪ FAX (973) 472-7172 ▪ WWW.SMF-CPA.COM

NEW JERSEY ▪ NEW YORK ▪ CONNECTICUT ▪ FLORIDA

Scout Trading, LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$ 590,691	
Receivable from brokers, dealers, and clearing organizations	3,953,662	
Securities owned, at fair value	6,632,442	
Prepaid expenses and other current assets	22,650	
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation of $15,241	194,728	
Security deposits	187,988	
Total Assets		$ 11,582,161

Liabilities and Members' Capital

Current Liabilities:		
Accounts payable	$ 75,101	
Accrued expenses and other current liabilites	62,646	
Securities sold, not yet purchased, at fair value	78,798	
Payable to brokers, dealers, and clearing organizations	6,524,507	
Total Current Liabilities		$ 6,741,052
Members' Capital		4,841,109
Total Liabilities and Members' Capital		$ 11,582,161



The Accompanying Notes are an Integral Part of these Financial Statements.

Scout Trading, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

Scout Trading, LLC ("the Company") is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (the "FINRA"). The Company does not hold customer balances and trades its own funds.

Note 2 – Summary of Significant Accounting Policies:

A. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

B. Securities Transactions – Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, but not yet purchased, are valued at fair value. Realized gains and losses are recognized based on the first-in, first-out or specific identification method. Unrealized gains and losses are computed as the difference between cost or proceeds and market value of securities held long and short on the financial statement date. Dividend income and dividends on securities sold short are recognized on the ex-dividend date. Interest income and expenses are recorded on the accrual basis.

C. Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

D. Property and Equipment – Property and equipment are stated at cost. Major renewals and betterments are capitalized; expenditures for repairs and maintenance are charged to expense. Depreciation is provided generally on a straight-line basis over the estimated service lives of the respective classes of property. Depreciation of leasehold improvements is based on the terms of the respective lease.

E. Income Taxes – The Company is treated as a partnership under the Internal Revenue Code. Taxable income or loss of the Company flows through to the individual members of the Company who are responsible for reporting taxes thereon. Accordingly, the Company records no provision for federal taxes. The Company is subject to the New York City un-incorporated business tax.

F. Receivables from/Payables to Broker, Dealers, and Clearing Organizations – These amounts consist primarily of margin balances and deposits at clearing organizations. The Company clears certain proprietary transactions through a clearing organization on a fully disclosed basis. The amount payable to the clearing organization relates to the margin transactions and is collateralized by cash deposited at the clearing organization.



Note 2 – Summary of Significant Accounting Policies *(Continued)*:

G. Fair Value of Financial Instruments – The Company's assets and liabilities are largely carried at fair value or contracted amounts, which approximate fair value.

Under ACS 820 Fair Value Measurements and Disclosures, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with ACS 820, a hierarchy is established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to ACS 820.

The fair value of marketable equity securities has been determined using quoted prices in active markets for identical assets, which is level 1 in the hierarchy for ranking the quality and reliability of the information used to determine fair values under ACS 820.

H. Subsequent Events – The Company has evaluated subsequent events through February 12, 2010 the date the financial statements were available to be issued.



Note 3 – Financial Instruments with Off-Balance Sheet Risk and Market Risk:

In the normal course of business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. These financial instruments include securities sold short.

Securities sold short represent obligations of the Company to purchase the security in the market at prevailing prices. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the statement of financial condition. The Company has recorded these obligations in the financial statements at the fair values of the related securities under the caption "Securities sold, not yet purchased, at fair value."

Market risk represents the potential loss that can be caused by unfavorable movements in interest rates, foreign exchange rate, or market prices of other financial instruments. The Company's investments are exposed to risks associated with the effect of fluctuations in prevailing levels of market interest rates and foreign currency exchange rates on its financial positions and cash flows.

Note 4 – Concentration of Credit Risk:

The Company primarily maintains its cash and security balances at two financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) and the Securities Investor Protection Corporation (SIPC). Balances have exceeded FDIC and SIPC insured limits in 2009.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include banks, clearing organizations, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5 – Securities Owned and Securities Sold, Not Yet Purchased:

Securities owned and securities sold, not yet purchased consist primarily of trading securities in U.S. public entities as quoted market values.

Note 6 – Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements as of December 31, 2009 consisted of the following:

Furniture, Equipment and Leasehold Improvements:		
Equipment	$ 90,056	
Furniture and fixtures	28,167	
Leasehold Improvements	91,746	
Total	209,969	
Less: Accumulated depreciation	15,241	
Net Property and Equipment		$ 194,728



Note 7 – Commitments:

The Company leases office space for its corporate headquarters pursuant to a four and a half - year lease which commenced in August 2009. The Company's rent expense was $74,743 for the period from inception [February 5, 2009] to December 31, 2009.

The lease requires annual payments as follows:

Years Ending December 31	
2010	$ 153,090
2011	163,681
2012	176,989
2013	182,298
Total	$ 676,058

Note 8 – Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15(c)3-1 of the Securities Exchange Act of 1934. Under that Rule the Company is required to maintain a minimum net capital, as defined, of the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital as of December 31, 2009 was $3,647,317, which exceeded its requirement by $3,547,317.

Note 9 – Retirement Plan:

The Company maintains a retirement plan which covers substantially all employees. The plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and all the requirements of section 401(a) and 401(k) of the Internal Revenue Code. Pre-tax employee contributions are made pursuant to salary deferral agreements. Participants are immediately vested in their voluntary contributions plus actual earning thereon.


SMF